UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, January 7, 2008.-

Mr
Guillermo Larraín Ríos
Securities and Insurance Commissioner
Superintendency of Securities and Insurance (S.V.S.)
Av. Bernardo O’Higgins N° 1449, 9th Floor
SANTIAGO

Ref.:	Securities Registration N° 0593.
Memo N° 585 of January 29, 1986 y N°
1531 of March 09, 2001 of the S.V.S.

Dear Sirs :

In accordance with current dispositions of that Superintendency, we hereby inform that during the month of December 2007, the following transactions pertaining Controlling Shareholders, Directors, General Manager, Managers, Principal Executives, Liquidators and other related natural persons or legal entities took place.

Yours sincerely,

ENRIQUE OSTALÉ C.
Chief Executive Officer
Distribución y Servicio D&S S.A.

c.c.	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Valparaíso Stock Exchange
Credit Rating Commission
New York Stock Exchange (NYSE), USA
Latibex-Madrid Stock Exchange, Spain

ANNEX A (Non-legal translation Draft 2)

FORM TRANSACTIONS OF MAJOR STOCKHOLDERS, DIRECTORS (TITULAR AND ALTERNATE), GENERAL MANAGER, MANAGERS, MAIN EXECUTIVES, LIQUIDATORS AND OTHER RELATED INDIVIDUALS AND ENTITIES
1.001 Page N° 1
1.010 Share transactions made in year 2007 during the month of December
1.020 Corporate name: DISTRIBUCION Y SERVICIO D&S S.A.
1.030 N° of registration in the securities registry 0593                                 1.040 Tax payer ID 96,439,000-2
	1.050	1.060/1.065	1.070	1.081/1.085	1.090	1.100	1.110	1.120	1.130	1.140	1.150	1.160	Participation in Capital
N°	Date of Transaction M D Y	Seller/ Relation with the Company	Tax payer ID Seller	Buyer/ Relation with the Company	Tax payer ID Buyer	N° of shares comprised in the transaction	Series	% Stake in subscribed capital	Price	Price paid cash	Price on market closing	Transaction made in stock exchange	1.170 1.180 Seller Buyer (%) (%)
01	12/28/2007	Empresas ALMAC S.A./ Related Entity	96,720,720-9	Inversiones Miramar Limitada/ Related Entity	87,011,800-7	599,758,172	Sole	9.198744969%		Not applicable		No	0 9.198744969
02	12/28/2007	Future Investments S.A./ Related Entity	96,622,920-9	Retail International S.A./ Related Entity	in process of being filed	525,414,236	Sole	8.058500552%		Not applicable		No	0 8.058500552
03	12/28/2007	Inversiones Miramar Limitada/ Related Entity	87,011,800-7	Inversiones Palomar Limitada/ Related Entity	96,518,560-7	599,758,172	Sole	9.198744969%		Not applicable		No	0 9.198744969

Comments: Transactions executed by means of its registration in the Central Securities Deposit on December 28th, 2007.Transactions are the result of an ongoing company reorganization process not seeking control purposes nor does it alter the current control structure. Transaction Nº 1 is the merger between Empresas ALMAC S.A. and Inversiones Miramar Limitada agreed by the shareholders and limited partners of each respective company by official notary deeds both executed before Notary Public of Santiago Mr. Iván Torrealba on November 30, 2007, as a result of which, Empresas ALMAC S.A. was dissolved, merged into and absorbed by Inversiones Miramar Limitada, who succeeds it in all of its assets and liabilities and incorporating the whole of Empresas ALMAC S.A.‘s assets and liabilities and shareholders into Inversiones Miramar Limitada. Transaction Nº 2 is the distribution and allocation of all of the shares issued by Distribución y Servicio D&S S.A. held by Future Investments S.A. to Retail International S.A by reason of the spin off of Future Investments S.A. by official notary deed executed before Notary Public of Santiago Mr. Iván Torrealba on December 10, 2007. Transaction Nº 3 is the merger between Inversiones Miramar Limitada and Inversiones Palomar Limitada agreed by the limited partners of each respective company by official notary deeds both executed before Notary Public of Santiago Mr. Iván Torrealba on December 14th, 2007, as a result of which Inversiones Miramar Limitada was dissolved, merged into and absorbed by Inversiones Palomar Limitada who succeeds it in all of its assets and liabilities and incorporating the whole of Inversiones Miramar Limitada’s assets and liabilities and limited partners into Inversiones Palomar Limitada. Empresas ALMAC S.A., Inversiones Miramar Limitada and Inversiones Palomar Limitada are entities controlled by entities in which Mr. Felipe Ibáñez Scott (Tax payer ID 5,638,122-8) and Nicolás Ibáñez Scott (Tax payer ID 5,638,106-6), both members of the board, have indirect and direct interest. Future Investments S.A. and Retail International S.A. are entities controlled by entities in which Mr. Nicolás Ibáñez Scott (Tax payer ID 5,638,106-6), a member of the board, has direct and indirect interest. “I hereby declare that the information contained in this form is true and accurate for which I assume the pertinent legal responsibility.”

Enrique Ostalé Cambiaso General Manager Distribución & Servicio D&S S.A.	8,681,278-9 Tax payer ID

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: January 8, 2008